Via Facsimile and U.S. Mail
Mail Stop 6010

March 31, 2010

Frederick J. Crawford
Executive Vice President and CFO
Lincoln National Corporation
150 N. Radnor Chester Road
Suite A305
Radnor, PA 19087

Re: Lincoln National Corporation
**   Form 10-Q for the Quarter Ended June 30, 2009**
**   Form 10-Q for the Quarter Ended September 30, 2009**
**   File No. 1-06028**

Dear Mr. Crawford:

        We have completed our review of your Form 10-Q for the quarters ended
June 30, 2009 and September 30, 2009 and have no further comments at this time.

                                    Sincerely,

                                    Jim Rosenberg
                                    Senior Assistant Chief Accountant